03012429

FEB 28 2003 WASH. D.C. 187 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GLOBAL TRADZ, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 N. River Rd.
(No. and Street)

Waterville	OH	43566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Overy — (419) 878-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name — *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Tradz, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Kevin Overy 2/26/03
Signature

Vice President
Title

JENNY HILLS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 01-21-08

Jenny Hills 02/26/03
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Tradz, Inc.

Financial Statements
and Supplemental Information

For the Year Ended December 31, 2002

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

Board of Directors
Global Tradz, Inc.

We have audited the accompanying statement of financial condition of Global Tradz, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Tradz, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the early stage of operations, has suffered losses from operations and is in the process of raising additional capital. These conditions increase the level of uncertainty about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 17, 2003, except for
Note 6, as to which the date is January 22, 2003

Global Tradz, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Current assets:	
Cash	$ 53,862
Accounts receivable:	
Clearing organizations	54,240
Affiliated parties	3,423
	57,663
Prepaid expenses	14,236
Total current assets	125,761
Property and equipment:	
Equipment and software	105,933
Less accumulated depreciation	55,766
Net property and equipment	50,167
Other assets - deposits:	
Clearing organizations	70,000
Other	9,000
	79,000
Total assets	$ 254,928
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 26,168
Accrued liabilities:	
Payroll and commissions	19,396
401(k) contribution and payroll withholdings	3,492
	22,888
Capital leases payable	14,308
Total current liabilities	63,364
Stockholders' equity:	
Common stock, no par value; 100,000 shares authorized, 46,880 shares issued and outstanding	1,720,500
Deficit	(1,528,936)
Total stockholders' equity	191,564
Total liabilities and stockholders' equity	$ 254,928

See accompanying notes to financial statements.

Global Tradz, Inc.

Statement of Operations

Year Ended December 31, 2002

Revenues:	
Commissions	$ 475,933
Rental income	5,500
Interest	566
Total revenues	481,999
Expenses:	
Salaries and wages	350,593
Advertising	305,872
Data charges	110,764
Commissions	109,768
Clearing charges	121,551
Rent	77,909
Telephone	48,657
Professional fees	50,510
Depreciation	24,655
Exchange fees	21,848
State and local	16,260
Employee benefits	18,850
Travel and entertainment	14,085
Payroll taxes	12,364
Office supplies	11,261
Insurance	10,709
Postage and delivery	9,084
Utilities	8,938
Miscellaneous	8,065
Licenses	6,338
Computer	6,170
Memberships	4,040
Maintenance	2,904
Outside services	2,035
Interest	1,962
Total expenses	1,355,192
Net loss	$ (873,193)

See accompanying notes to financial statements.

Global Tradz, Inc.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (873,193)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation	24,655
Changes in assets and liabilities:	
Accounts receivable	(26,318)
Prepaid expenses	(9,844)
Deposits and other assets	(25,024)
Accounts payable	19,890
Accrued liabilities	4,379
Net cash used in operating activities	(885,455)
Cash flows from investing activities:	
Capital expenditures	(6,856)
Net cash used in investing activities	(6,856)
Cash flows from financing activities:	
Proceeds from sale of common stock	930,000
Payments on capital leases	(15,161)
Net cash provided by financing activities	914,839
Net increase in cash	22,528
Cash at beginning of year	31,334
Cash at end of year	$ 53,862
Supplemental cash flow disclosure:	
Cash paid during the period for interest	$ 1,962

See accompanying notes to financial statements.

Global Tradz, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2002

	Stock	Deficit	Total
Balance at December 31, 2001	$ 790,500	$ (655,743)	$ 134,757
Proceeds from sale of common stock	930,000		930,000
Net loss		(873,193)	(873,193)
Balance at December 31, 2002	$ 1,720,500	$ (1,528,936)	$ 191,564

See accompanying notes to financial statements.

Global Tradz, Inc.

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Global Tradz, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio.

Basis of Presentation and Going Concern

As shown in the accompanying financial statements, the Company incurred a loss of $873,193 for the year ended December 31, 2002. The Company has only working capital of $62,397 at December 31, 2002, does not have a credit facility and is in the process of raising additional capital for operations. These factors increase the level of uncertainty as to the Company's ability to continue as a going concern at December 31, 2002. Management has developed a plan to increase revenue, achieve profitable operations and is in the process of obtaining investors to provide additional capital. The Company has exhibited a positive trend in revenues and profitability over the past eight months and has certain proprietary intellectual property which is not valued in the accompanying balance sheet. The Company has recently initiated a $3,000,000 stock offering (see Note 6). The ability of the Company to continue as a going concern is dependent on the success of the stock offering and the plan. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense on a trade date basis.

Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment, which includes amortization of capital leases, is computed on the double declining balance and accelerated methods over the estimated useful lives of the assets which range from 3 to 7 years.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $305,872 for the year ended December 31, 2002.

2. Clearing Arrangement

The Company has entered into fully-disclosed clearing arrangements with Computer Clearing Services, Inc. ("CCS"), PAX Clearing Corporation ("PAX") and REFCO, LLC ("REFCO"), whereby customers' accounts are cleared and carried by these clearing organizations. The agreements call for the Company to maintain deposit balances in accounts maintained by CCS and PAX of $45,000 and $25,000, respectively. At December 31, 2002, the Company had $70,000 cash deposits in various accounts to satisfy this requirement and is included in deposits with clearing organizations in the statement of financial condition. The agreement with CCS is effective through December 2002, with automatic renewals for six month terms unless terminated by either party with 60 days notice. The PAX and REFCO agreements are indefinite unless terminated by either party with 30 days notice.

3. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes and the valuation allowance related to deferred tax assets. Deferred income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. At December 31, 2002 deferred income taxes are related to the following:

Deferred income tax assets:	
Net operating loss carryforwards	$ 228,000
Organization costs	2,500
Total deferred income tax assets	230,500
Valuation allowance	(230,500)
Net deferred income tax asset	$ -

At December 31, 2002, the Company has net operating loss carryforwards of approximately $1,500,000 which expire through the year 2022. However, since the ultimate realization of net deferred income tax assets is dependent upon the generation of future taxable income, among other things, net deferred tax assets has been reduced by a valuation allowance of $230,500 at December 31, 2002.

4. Related Party Transactions

In 2002, the Company leased office space under a noncancelable operating lease from a company affiliated through common ownership. Total rent expense under these leases was approximately $64,000 for the year ended December 31, 2002, paid to an affiliated party. Total minimum rental commitments under this long term lease are $53,840 and are due in 2003.

The Company provides rental of office space to a company affiliated through common ownership. The total amount of rent received from this affiliated company was $5,500 for the year ended December 31, 2002.

The Company had commissions payable to a related party of approximately $17,000 at December 31, 2002.

5. Capital Leases Payable

The Company leases office equipment and computers under noncancelable leases classified as capital leases in property and equipment. Property and equipment includes cost of $44,861 and accumulated depreciation of $26,021 at December 31, 2002 related to these leases. Minimum rental commitments under these long-term leases for years subsequent to December 31, 2002 total $14,915 which includes interest of $607. The present value of these lease payments total $14,308 at December 31, 2002.

6. Common Stock

The Company is offering for sale under a Private Placement Memorandum (dated October 24, 2002) up to 184 units for $10,000 per unit. Each unit represents 40 shares ($250 per share) of common stock and a warrant to purchase 40 additional shares. The warrant will be exercisable at $250 per share for 60 days following the Company obtaining an additional $25,000,000 in equity financing. Subscriptions for a maximum of 184 units ($1,840,000) are currently being offered. At December 31, 2002, 19 units ($190,000) have been sold and one unit ($10,000) has been sold in January 2003. Upon subscription, each shareholder has entered into a Stock Restriction Agreement which provides that the shares of common stock must be offered to the Company and then to existing shareholders prior to any sale to a party outside the existing shareholder group. The Agreement provides that the Company or the existing shareholders have the option to purchase common stock at the offer price of the selling shareholder for cash or payable over four years with interest at 8%. In November 2001, the State of Ohio approved $1,000,000 of this stock offering for a State of Ohio tax credit equal to 25% of the amount invested for qualified investors under the Technology Investment Tax Credit Program, which has been fully allocated at December 31, 2002.

During 2001 and 2002, the Company offered units for sale under similar Private Placement Memorandums up to 250 units for $10,000 per unit. Each unit represented 40 shares ($250 per share) of common stock and a warrant to purchase 40 additional shares. The warrant is exercisable at $250 per share for 60 days following the Company obtaining an additional $5,000,000 in equity financing. In 2001, 79 units ($790,000) were sold and 74 units ($740,000) were sold in 2002 under the Private Placement Memorandum dated October 15, 2001.

On January 22, 2003, the Company initiated a $3,000,000 stock offering for the sale of 30 units under a Private Placement Memorandum. Each unit represents 1,133 shares of common stock (34,000 common shares in total) and a minimum subscription is one unit, or $100,000. Investment banking, legal, accounting and other expenses of this offering will be netted against the proceeds of the offering. This offering will terminate on December 31, 2003, unless extended. Investors purchasing units under this offering are required to execute a Stock Restriction Agreement which has certain transfer restrictions, including the prohibition of transfer for nine months following purchase of the shares, provides the Company with a first right of refusal to purchase these shares and includes a purchase option to other investors.

7. 401(k) Plan

The Company has a 401(k) Plan which covers all employees who meet eligibility requirements. The Plan provides for a matching Company contribution up to a maximum amount of 3% of an employee's compensation. The Company contributed approximately $7,500 to the plan for the year ended December 31, 2002.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 at December 31, 2002 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. The Company had net capital of $114,738 and a net capital ratio of .55 to 1 at December 31, 2002.

SUPPLEMENTAL INFORMATION

Global Tradz, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2002

Net capital:	
Total stockholders' equity	$ 191,564
Deductions of nonallowable assets:	
Prepaid expenses	14,236
Other unsecured receivables	3,423
Other assets	9,000
Net property and equipment	50,167
Total deductions	76,826
Net capital	$ 114,738
Aggregate indebtedness	$ 63,364
Computation of basic net capital - minimum net capital required	$ 50,000
Excess net capital	$ 64,738
Ratio - aggregate indebtedness to net capital	.55 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31):	
Net capital as reported in Company's Part II (unaudited)	$ 126,515
Increase in cash	1,981
Increase in accounts receivable	5,253
Increase in accounts payable	(6,772)
Increase in accrued liabilities	(6,531)
Decrease in capital leases	385
Increase in property and equipment	(6,093)
Net capital per above	$ 114,738

Global Tradz, Inc.

Computation For Determination of
Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Global Tradz, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Global Tradz, Inc.

In planning and performing our audit of the financial statements of Global Tradz, Inc. for the for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Global Tradz, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts

that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Mira + Kolena, Ltd.

Toledo, Ohio
January 17, 2003